SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS

January 22, 2013

VIA COURIER AND EDGAR

Re:	PPL Energy Supply, LLC
Registration Statement on Form S-4
Filed January 11, 2013
File No. 333-185996

Lisa Kohl

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4631

Washington, D.C. 20549-7010

Dear Ms. Ransom:

On behalf of PPL Energy Supply, LLC (the “Registrant” or “PPL Energy Supply”), we hereby provide the following response to the comment letter, dated January 17, 2013, from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) regarding the above-referenced registration statement (the “Registration Statement”). To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Registrant.

General

1.	Please revise throughout the prospectus to clarify the relationship between you and PPL Ironwood, LLC. In this regard, we note that it appears that PPL Ironwood, LLC is your wholly-owned subsidiary.

In response to the Staff’s comment, the Registrant has revised its disclosure on the cover page, page 1 and page 17 of the Registration Statement.

BEIJING         HONG KONG         LONDON         LOS ANGELES         PALO ALTO         SÃO PAULO         TOKYO         WASHINGTON, D.C.

Securities and Exchange Commission	January 22, 2013

2.	In an appropriate place in the prospectus, please briefly describe the reason(s) for engaging in this exchange offer.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 17 of the Registration Statement. The Registrant respectfully notes that the reasons for the consent solicitation are set forth on pages 17 and 18 of the Registration Statement.

Where you can find more information and incorporation by reference, page iv

3.	Please include the Form 8-K filed on January 14, 2013 in the list of documents incorporated into the registration statement by reference. Refer to Item 13(a)(2) of Form S-4. Please also specifically incorporate each current and periodic report filed between the next amendment to the registration statement and the registration statement’s effective date, or include the language set forth in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Registrant has revised its disclosure on page v of the Registration Statement.

General Conditions, page 31

4.	We note disclosure stating that you may determine in your sole judgment whether certain offer conditions have occurred or are satisfied. We further note that several offer conditions relate to whether certain events might have specified effects. Please revise to include an objective standard for the determination of whether each condition has been satisfied.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 31 and 32 of the Registration Statement.

5.	We note disclosure in the first full paragraph on page 32 appearing to state that the offer is conditioned on the execution and delivery of the Supplemental Indenture and the amended and restated Collateral Agency Agreement. All conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise the language accordingly.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 32 of the Registration Statement.

6.	We note disclosure in the second full paragraph on page 32 appearing to state that you may assert any condition regardless of the circumstances giving rise it, including any action or inaction by you. The offer can be subject only to conditions that are not within your control. Please revise.

Securities and Exchange Commission	January 22, 2013

In response to the Staff’s comment, the Registrant has revised its disclosure on page 32 of the Registration Statement.

7.	You state in several places in your offer document and letter of transmittal that you may terminate the offer if any condition is not satisfied on or after the expiration date, and you also state that you may terminate the offer at any time prior to the completion of the offer if any condition is not satisfied. All conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise the language accordingly.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 5, 19, 31 and 32 of the Registration Statement and page 5 of the Letter of Transmittal and Consent.

Exhibit Index

Exhibit 99.1 — Letter of Transmittal and Consent

8.	Please delete the language requiring investors to acknowledge or certify that they have “read” or “reviewed” all of the terms of the offer.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 6 and 9 of the Letter of Transmittal and Consent.

9.	The disclosure states that investors will waive all rights and claims with respect to, and will be giving a release from all present and future claims arising out of or related to, the securities. Please revise these statements in light of Section 29(a) of the Exchange Act.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 6 of the Letter of Transmittal and Consent.

*      *      *      *

Please do not hesitate to call Andrew R. Keller at 212-455-3577 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Securities and Exchange Commission	January 22, 2013

Mara L. Ransom

Lilyanna L. Peyser

PPL Energy Supply, LLC

Mark F. Wilten

Russell R. Clelland

Frederick C. Paine